September 8, 2017
James E. O’Connor
Senior Counsel - Disclosure Review Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Carey Credit Income Fund
Preliminary Proxy Statement on Schedule 14A
File No. 814-01117
Dear Mr. O’Connor:
We are writing in response to your comments with respect to the preliminary proxy statement (the “Proxy Statement”) filed on Schedule 14A (“Schedule 14A”) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), on behalf of Carey Credit Income Fund (the “Company”) on August 18, 2017. The Company has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Proxy Statement. These changes will be reflected in an upcoming Definitive Schedule 14A filing.
On behalf of the Company, set forth below are the Securities and Exchange Commission (“SEC”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 14A.
Information About the Meeting and Vote
Comment 1.In the response to the question “What will the advisory fees be under the New Advisory Agreement?” please clarify that the reduction of the management fee will be with respect to the base management fee.
Response 1.    The disclosure has been revised accordingly.
Comment 2.Please delete the disclosure regarding “broker non-votes” in the response to the question “What constitutes a quorum?” as this language appears academic and unnecessary. Alternatively, please explain why it is that you believe there could be any “broker non-votes” at the meeting, given that the only proposal is non-routine.

September 8, 2017 Page 2

Response 2.    The disclosure has been revised accordingly to delete the disclosure regarding “broker non-votes.”
Comment 3.Please delete the disclosure regarding “broker non-votes” in the sub-section “Broker-controlled Shares.” The relevant disclosure appears to conflate the terms “uninstructed shares” and “broker non-votes.” There will be no broker non-votes at the special meeting. A broker non-vote is a vote that is not cast on a “non-routine” matter under NYSE Rule 452 because the shares entitled to cast the vote are held in street name, the broker lacks discretionary authority to vote the shares, and the broker has not received voting instructions from the beneficial owner. Broker non-votes exist, however, only where a single proxy contains both “routine” and “non-routine” proposals under NYSE Rule 452. (In the past, the brokers would often physically cross out the proposals on which they do not have voting discretion and the crossed out proposals are the broker non-votes.) If the proxy includes both a routine matter and a non-routine matter, then the shares held in street name are present for quorum purposes and the effect of not voting on the non-routine proposal depends upon whether the vote requirement for that proposal is based upon a proportion of the votes cast (no effect) or a proportion of the votes entitled to be cast (effect of a vote against under NYSE and NASDAQ rules. If, however, the only proposal at a meeting is, as here, non-routine, there will be no broker discretionary voting on at least one proposal and, thus, no broker non-votes present at the special meeting. The shares held in street name for which voting instructions have not been received, and, thus, that cannot be executed by the broker, will be treated identically to shares held by a record holder who does not appear at the meeting in person or by proxy, i.e., the holder is not present for purposes of a quorum and the effect on the vote on the proposal depends upon whether the vote requirement for that proposal is based upon a proportion of the votes cast (no effect) or, as here, a majority of the outstanding voting securities (effect of a vote against). As required by Item 21(b) of Schedule 14A, please revise the disclosure on the previous to reflect the fact that, as a result of the combination of Rule 452 and Section 2(a)(42)(A) of the ICA, any “uninstructed shares" will not be counted as shares present for purposes of a quorum.
Response 3.    The disclosure has been revised accordingly to delete the disclosure regarding “broker non-votes” and to clarify that uninstructed shares will not be counted as shares present for the purposes of quorum.
Approval of New Advisory Agreement
Comment 4.Please revise the disclosure in the sub-section “Advisory Services” to clarify who advised the Board that the Company could continue to rely on the SEC co-investment exemptive order during the Guggenheim Transition pending the SEC’s approval of amended exemptive relief to reflect the resignation of Carey Credit Advisors, LLC.
Response 4.    The disclosure has been revised accordingly to state that fund counsel advised the Board that the funds could continue to rely on the SEC co-investment exemptive order during the Guggenheim Transition based on informal conversations with the SEC staff.
Comment 5.With respect to the disclosure in the sub-section “Management Fee,” if the notional value of derivatives will be included in the computation of the base management fee, please disclose whether, in the discharge of its responsibilities under Section 15(c) of the 1940 Act, the Board considered the unusual nature of such inclusion. Specifically, please disclose whether the Board considered the conflict of interest created by including the notional value of derivatives. The Adviser

September 8, 2017 Page 3

will be incentivized to make riskier derivatives investments because of the potential for a higher management fee. If so, please disclose the Board’s conclusion.
Response 5.    We note there has been no change to the compensation terms between the proposed New Advisory Agreement and the Prior Advisory Agreement other than the reduction in base management fees. The notional value of derivatives have not been and will not be included in the calculation of gross assets for purposes of calculating the base management fee; rather, the fair value of any derivatives have been and will be so included. As stated in the proxy, the Board has determined it is comfortable with the compensation terms based on its review. As a result, we respectfully submit that the disclosure does not need to be revised.
Comment 6.Where appropriate, please disclose the terms of the expense support payments by, and reimbursements to, the Interim Advisor under the Interim Advisory Agreement, as well as to the Advisor under the proposed New Advisory Agreement.
Response 6.    We note that there are no expense support provisions under either the Interim Advisory Agreement or the proposed New Advisory Agreement. Such provisions are governed under the separate Expense Support and Conditional Reimbursement Agreements for the feeder funds, which are publicly available as exhibits to each feeder fund’s filing on Form 8-K filed on August 16, 2017. The disclosure has been revised to refer to such exhibits for additional information regarding expense support arrangements.
Comment 7.Please revise the disclosure in the sub-section “Board Considerations” to include disclosure in response to the following questions:

•	Did the Special Committee solicit this same kind of information from the two parties that offered to discuss “strategic transactions” with the Board?

•	Did the Special Committee offer to meet with these two parties?

•	Did the Special Committee seek bids from any other advisers?
Response 7.    The disclosure has been revised to clarify that the Special Committee considered the fiduciary obligations of the Trustees generally and in light of the announced resignation of Carey Credit Advisors and the proposed Guggenheim Transition, determined it was not necessary to meet with or request additional information from other third party advisers, including the two parties that had submitted unsolicited preliminary strategic transaction proposals.
Comment 8.The Instruction to Item 22(c)(11) of Schedule 14A provides that conclusory statements or a list of factors will not be considered sufficient disclosure. Relate the factors to the specific circumstances of the Company and the investment advisory contract for which approval is sought and state how the Board evaluated each factor. For example, it is not sufficient to state that the Board considered the amount of the investment advisory fee without stating what the Board concluded about the amount of the fee and how that affected its determination to recommend approval of the contract.
Response 8.    We respectfully note that there is currently extensive disclosure provided with respect to the Board’s conclusions on the key factors to be considered in approving an advisory agreement laid out by the Gartenberg case in the sub-sections captioned “Nature, Extent and Quality of Services Provided by the Advisor” and “Advisory Fees.” Accordingly, we believe that the current disclosure complies with the

September 8, 2017 Page 4

requirements of Item 22(c)(11) of Schedule 14A, and as a result, we respectfully submit that the disclosure does not need to be revised.
Comment 9.Please revise the disclosure to identify the peer group referred to by the statement “the Master Fund’s and Guggenheim’s performance, which has been strong compared to its peer group.”
Response 9.    The relevant peer group is comprised of nine non-traded business development companies (“BDCs”) that invest in privately-negotiated loans and which currently are engaging in or have engaged in public offerings. The disclosure has been revised accordingly to so reflect.
Comment 10.Please disclose whether the Board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same adviser and other investment advisers with other registered investment companies or other types of clients (e.g., pension funds and other institutional investors). If the Board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the Board in determining to recommend that the shareholders approve the advisory contract. See item 22(c)(11)(i) of Schedule 14A.
Response 10.    We respectfully note that there is currently disclosure provided with respect to the Board’s consideration of services and fees of comparable BDCs managed by other advisers in the sub-sections captioned “Nature, Extent and Quality of Services Provided by the Advisor” and “Advisory Fees” under the section captioned “Factors Considered by the Board.” Accordingly, we believe the disclosure complies with the requirements of Item 22(c)(11)(i) of Schedule 14A, and as a result, we respectfully submit that the disclosure does not need to be revised.
Comment 11.Please disclose what the Board considered to be the Company’s peer group for this comparison disclosed under the sub-section captioned “Performance.” Did the Board compare the performance of listed BDCs, as well as non-traded ones? At a minimum, the peer group should include all non-traded BDCs investing in privately-negotiated loans. Did it do so? If not, why not? Please disclose specifically how the Company’s investment performance compares to its peer group.
Response 11.    Please see the response to Question 9 above for the identification of the Company’s peer group. Listed BDCs were not included in the peer group. The disclosure has been revised accordingly to describe how the Company’s investment performance compares to its peer group. With respect to the statement regarding the performance of the Company as compared to its peer group, we can confirm that all non-traded BDCs which currently are engaging in or have engaged in public offerings were considered.
General
Comment 12.The proxy statement should include a copy of the Expense Support and Conditional Reimbursement Agreement - this is an integral part of the advisory agreement. The Expense Support and Conditional Reimbursement Agreement must include the substance of the following limitation on the Advisor’s ability to recoup prior support payments. Each feeder fund has a conditional obligation to reimburse the Advisor for any operating expenses funded by the Advisor under the Expense Support and Conditional Reimbursement Agreement if (and only to the extent that), during any month occurring within three years of the date on which the Advisor funded such amount, the sum of the feeder fund’s investment company taxable income, net capital gains, and the amount of any dividends and other distributions paid to the feeder fund on account of preferred and

September 8, 2017 Page 5

common equity investments in portfolio companies (to the extent not included in investment company taxable income or net capital gains) exceeds the distributions paid by the feeder fund to shareholders; provided, however, that
(i) the feeder fund only reimburses the Advisor for expense support payments made by the Advisor to the extent that the payment of such reimbursement (together with any other reimbursement paid during a fiscal year) does not cause “other operating expenses” (as defined below) (on an annualized basis and net of any expense support payments received by the feeder fund during a fiscal year) to exceed the lesser of (A) 1.75% of the feeder fund’s average net assets attributable to shares for the fiscal year-to-date period after taking such reimbursement payments into account and (B) the percentage of the feeder fund’s average net assets attributable to shares represented by “other operating expenses” during the fiscal year in which such expense support payment from the Advisor was made (provided, however, that clause (B) does not apply to any reimbursement payment which relates to an expense support payment from the Advisor made during the same fiscal year), and
(ii) the feeder fund does not reimburse the Advisor for expense support payments made by the Advisor if the annualized rate of regular cash distributions (exclusive of return of capital and distribution rate reduction due to distribution and shareholder servicing fees, if any) per share declared by the feeder fund at the time of such reimbursement payment is less than the annualized rate of regular cash distributions (exclusive of return of capital and distribution rate reduction due to distribution and shareholder servicing fees, if any) per share declared by the feeder fund at the time the Advisor made the expense support payment to which such reimbursement relates. “Other operating expenses” means a feeder fund’s total operating expenses, excluding base management fees, incentive fees, organization and offering expenses, distribution and shareholder servicing fees, financing fees and costs, interest expense, brokerage commissions, and extraordinary expenses. Provision (i) above and this provision (ii) are collectively referred to herein as the “Recoupment Conditions.”
Response 12.    The Expense Support and Conditional Reimbursement Agreements for the feeder funds are publicly available as exhibits to each feeder fund’s filing on Form 8-K filed on August 16, 2017. We confirm that the Expense Support and Conditional Reimbursement Agreements comply with the Recoupment Conditions.
* * * *
Should you have any questions regarding this letter, please contact me at (212) 698-3525.
Sincerely,

/s/ Richard Horowitz

Richard Horowitz